ECO BRIGHT FUTURE , INC.

WORLD TRADE CENTER EL SALVADOR

CALLE EL MIRADOR, 87 AVE NORTE

SAN SALVADOR, EL SALVADOR

October 31, 2024

VIA EMAIL and EDGAR UPLOAD

CFTradeandServices@sec.gov

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Eco Bright Future, Inc. Amendment No. 5 to Registration Statement on Form 10 Filed August 9, 2024 Form 10-Q for the Fiscal Quarter Ended June 30, 2024 Filed August 13, 2024 File No. 000-56658

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”), received in response to your correspondence of October 4, 2024. Eco Bright Future, Inc. (the “Company”)

In response to the specific items set forth in your correspondence of October 4, 2024, the Company responds as follows:

Amendment No. 5 to Registration Statement on Form 10

General

1. We note your response to prior comment 1. Please revise your registration statement to include a description of the processes you have in place for determining whether your products are "securities" within the meaning of Section 2(a)(1) of the Securities Act. For instance, disclose who makes that determination, whether legal counsel is consulted and whether you plan to re-evaluate your products on a periodic basis. Based on these processes, please expand your related risk factor to have a more fulsome discussion of the risks and limitations of your review process.

RESPONSE: We have added additional disclosure to the disclosure. We will continue to monitor the situation as it changes and maintain compliance with SEC governing rules even when we are dealing with foreign jurisdictions. We have consulted with our attorney and we will continue to monitor current regulations and changes in regulations and reporting requirements. Our business plan is specific to providing a software solution to businesses and governments that will allow them to provide these services to their population and their clients. We do not custody the tokens. The custody will be with the government or business providing the token or will be held by the end user in their wallet or stored locally on their personal device. In case of loss of device there is a record that the end user can access by verifying their identity. This is done with our KYC AML partner SubSum and they have an extremely robust service that has been implemented across several networks successfully and securely.

Additionally we will monitor closely the changes within our industry and our legal counsel will continue to monitor changes in the regulations and reporting requirements within our industry. Currently as we have our business structured we are not an investment company under section 2(a)(1) of the securities act.

We have also updated our risk factors with additional information regarding this topic.

2. We note your response to prior comments 3 and 13. Please revise your registration statement to make the disclosures we previously requested, including:

•	the details and development status of the platforms and services that you plan to offer in the UAE, El Salvador, Thailand, Indonesia and Guatemala, including a detailed timeline of the remaining steps in the development of the platforms and services, the estimated costs of each step and the sources of funding for each of these steps;
•	the material terms of your material contracts in El Salvador and any other jurisdictions and identify the parties to those contracts;
•	a clarification as to the term "back end programming" that you use on page 4; and
•	for each jurisdiction in which you plan to operate, a description of the licensing application process, including an estimate of the time it will take you to obtain the necessary licenses to operate in the UAE, Thailand and El Salvador, and tell us why you believe that your operations in other countries will make your ability to operate in Indonesia and Guatemala more likely.

RESPONSE: We have updated the disclosure There are no material agreements with El Salvador at this time as we are waiting for our licensing to be approved. The company currently does not have material agreements with the entities where we intend to operate. We are finalizing licensing that will allow us to work with the governments and businesses that we are planning to target. Our platform is finalized and can properly perform the transactions we intend to provide for our customers and clients.

(back end programming is the implementation of our platform with the central banks and other organizations we will work with. This back end programming will involve the integration from other services to our application interface. These programming needs vary from customer to customer and depends greatly on what type of API integration they have built within their framework. Many of the clients we are targeting are central banks and they typically have quite robust API systems that allow us to integrate quickly, inexpensively and effectively.)

The Pre license filings have been made in El Salvador and UAE. We expect to have a digital license agreement with a current bank in Thailand during the fourth quarter. Estimating times for approval for these licenses is very difficult as it is a very involved process and we are waiting on the government agencies involved to respond. With El Salvador we are working with CNAD and we are working with the DMCC in UAE. The cost to obtain these licenses is less than $10,000 in licensing fees. There can be capital requirements with some central banks that require an escrowed amount of cash up to $500,000 and this would be money we would likely use from funds raised or we will have to use revenues to pay for it if we are unable to raise the funds publicly. If we are unable to fund these terms for escrow we would need to wait to enter the jurisdictions that require that escrow. El Salvador and UAE do not require an escrow account with the licensing we have applied for.

El Salvador licensing is reciprocal in some jurisdictions in central and South America. We will continue to monitor which countries allow a reciprocal licensing agreement. The bank we are working with in Thailand is licensed in Thailand and Indonesia. We will disclose what bank we are working with when we have the agreement and permission from them to release their information.

3. We note your response to prior comment 4. Please add a section that describes the laws and regulations that have or will have a material impact on your business in El Salvador, Thailand, Indonesia, Guatemala, the UAE, Tunisia and any other jurisdictions material to your business or business plans, including a detailed description of the approvals and licensing requirements for each. For example, we note your revised disclosure on page 13 that "Guatemala is more established with their policies than many other countries in regards to how they treat crypto asset markets but is still evolving and regulations are being changed often" but you have not added a section that describes the regulations or pending regulations in Guatemala that will impact your business operations.

RESPONSE: We believe that our El Salvador license will allow us to operate within Guatemala. If it does not allow us to operate there we will delay entrance to Guatemala. Our current licensing process with CNAD in El Salvador is ongoing. We have applied for a Digital Asset Service Provider license and have had an interview over video conference with the CNAD. We are still in the process of providing required information with CNAD such as an external audit of our platform, certain security manuals and operational procedure manuals. We also have recently retained a local security officer as a requirement from CNAD. This individual is required to be a resident of El Salvador and will be the local contact for CNAD.

Prior Operations

Organizational History, page 2

4. We note your response to prior comment 7. Your disclosure on page 2 that the Universa Blockchain is a public blockchain that is available to the public appears to be inconsistent with your disclosure that the Universa Blockchain is owned by Universa Hub Africa and that is permissioned by Universa Hub Africa to the Tunisian Government and your statement in your September 4, 2024 correspondence that Universa Blockchain is the . . . blockchain that you have used as a private blockchain for Tunisia as well as your description of your business throughout in which it appears that you offer blockchain-asa- service to corporations and governments. Please revise for clarity and consistency. In addition, please revise to disclose the material terms of your agreement with the Tunisian Government for the private blockchain.

RESPONSE: We have updated the disclosure. Universa Hub Africa has worked with the Tunisian Government and they run a private version of our public blockchain on their servers. The Tunisian Government is also looking at other implementations of the universa blockchain throughout the country as they experience the efficiency and organization universa blockchain provides. There is no guarantee the Tunisian Government will implement other blockchain activities. Our agreement with them was a one time agreement and we are available as consultants to help them maintain or service the blockchain they operate. They are not under an exclusive agreement to only use our services to consult.

Business

Present Operations, page 2

5. We note your revised disclosure on pages 2 and 3 regarding your agreement with the Internet Agency of Tunisia for the National Tunisian Blockchain Network. Please describe the material terms of the agreement, including your obligations in connection with the agreement, how you earn revenues pursuant to the agreement and the termination provisions of the agreement. Expand your description of National Blockchain Network to describe the platform, your role in the platform, including the blockchain services you provide, the mechanics of how a user gains access to the platform and utilizes the platform to develop its business such as the certified digital signature service provider you describe in your registration statement, the "latest technological developments of Universa Blockchain" and your role regarding "future integrations." In addition, we note your disclosure on page 3 that "[t]he next key points of the project are planned to be the launch of a national DNS service on top of blockchain, a decentrali[z]ed identity system, blockchain web services and several other services” and that “this is expected sometime between September 2020 and January 2021." Please update your disclosure to state whether these services were "launched" and describe the decentralized identity system and any other services that have launched or that you plan to develop. Finally, you state that the "[f]uture planned developments are oriented towards Smart Cities, e-government and citizen-oriented services." Please briefly describe each of these planned developments and disclose whether you have signed agreements with any parties in relation to these planned developments.

RESPONSE: We do not have ongoing agreements with Tunisia other than our contracting services. We believe they will continue to use our consulting services to maintain the blockchain and we also will discuss future projects with the Tunisian Government. We do not currently have any material agreements with them.

The identity system was launched. We do not have revenue proceeding from this. We designed this for the Tunisian Government. There are no other agreements signed at this time. We do expect to work with the Tunisian Government in the future.

6. We note your disclosure that in December 2023 you completed a reverse merger with Universa Hub Africa, a Tunisian Corporation. However, we have seen media reports, including the one you cite in your registration statement on page 2, that describes the Universa Hub Africa's platform as a "Russian platform." Please revise to clarify the jurisdictions in which your subsidiaries are located and the jurisdictions in which you operate.

RESPONSE We have updated the disclosure. Our current Jurisdicitons that we consolidate financials in and own any tangible or intangible assets are Tunisia, El Salvador, and the United States.

Note: There were Russian individuals that assisted in the programming of our products. Some of these individuals are still used from time to time as contract workers for programming needs. Most of these individuals have relocated to UAE, Slovenia, Thailand and other countries due to geopolitical issues in their home country. We do not own any entities in Russia and the blockchain does not operate inside Russia.

7. Please tell us the basis for your statement on page 2 that your blockchain is one of the fastest and most secure blockchains in the world. Alternatively, please remove this statement.

RESPONSE: We updated the disclosure. Our blockchain operates at more than 30,000 transactions per second and is very secure.

Note: Our blockchain is one of the fastest public blockchains in the world. We have changed the disclosure to announce our transactions per second.

Present Operations, page 3

8. We note your response to prior comment 5 and that you expect to earn revenue from users of your open-source platform because "there will also be blockchain transaction fees that will be paid to the Universa Blockchain for verification of transactions." If your platform is open source, will entities that use a version of your technology be able to remove or change this transaction fee requirement such that Universa Blockchain does not receive any revenue? If so, please disclose this and if not, please explain how this is possible with an open-source platform.

RESPONSE: We have added more disclosure. For items to be recorded in our blockchain even when used by 3rd parties there will be protocols that must be met to record the transaction. These include but are not limited to KYC/AML verification procedures, transaction fees must be paid and unauthorized or suspicious transactions will be flagged and our security team will deal with them. We have implemented a very robust security system that analyzes and tracks all transactions operating on our blockchain.

9. We note your response to prior comment 6, your description of DMCC Tradeflow and your statement that your sugar exchange tokenizes DMCC paper warrants. Please revise your disclosure to describe the testing of your digital sugar exchange with DMCC Tradeflow and the results of the test. Please also clarify what you mean by the tokenization of the DMCC “paper warrants” as you disclose that the DMCC creates electronic negotiable instruments (the “DMCC Tradeflow Warrants”) and that the DMCC Tradeflow Warrants are electronically transferred between users using a web-based interface. In addition, please expand your disclosure to explain how your platform and the DMCC work together to prevent issues like double spending, and include disclosure regarding (i) the mechanics of how the tokens are exchanged on your blockchain and platform, (ii) a description of the information provided on your platform, and (iii) a detailed description of the tokenized Sugar Warrants that addresses the risks and characteristics of the Sugar Warrants and the rights of the Sugar Warrant holders. In addition, your June 18, 2024 correspondence states that you "issued a Digital Sugar Warrant for the same volume secured by a paper warrant." Please tell us what you mean by this statement. Also, we note your disclosure that you have not yet applied for licensing in the UAE and that you do not have any contracts in place with the UAE. Please clarify whether to operate the sugar exchange in the UAE you will need to obtain a license and execute agreements with DMCC Tradeflow.

RESPONSE:

We have updated the disclosure. Universa entered into a partnership agreement with Al Khaleej Sugar and DMCC to launch the digital sugar exchange. Universa Digital Sugar Trading DMCC, has been registered at the Dubai Multi Commodities Centre ("DMCC") under License No. DMCC-759128 with address at Unit No: 20-10-02, Jewellery, Gemplex 2, Dubai, United Arab Emirates Dubai, UAE

Al Khaleej Sugar and Universa DMCC signed the agreement to launch a digital sugar trading platform and entered into several agreements to implement this project.

In order to tokenize Al Khaleej Sugar DMCC's warrants, Universa Digital Sugar Trading DMCC integrated the digital sugar platform with DMCC Tradeflow. Al Khaleej Sugar allocated 100,000 tons in its warehouse as a single warrant issued and registered by DMCC Tradeflow. Universa DMCC's integration with TradeFlow allows Universa to take title to this warrant and tokenize it as the underlying asset for 100,000,000 tokens, each representing 1 kg of sugar from Al Khaleej Sugar's warehouse. The term "paper warrant" was used to explain that the Tradeflow warrants were initially created to mirror the physical warrants, and we added the digital layer of tokenization functionality that allows fractions of the warrant to be traded without the need to reissue new warrants after each sale.

Then the Digital Sugar Exchange platform was launched by Universa DMCC, which allows traders to buy and sell these tokens after proper KYC/AML checks and onboarding procedures.

10. We note your response to prior comment 7. Please revise your disclosure to include a description of the Universa Blockchain, including, but not necessarily limited to, whether it is public or permissioned, the consensus mechanism used by the blockchain, the number of transactions that the blockchain can accommodate per minute, the types of crypto assets that can be created and transferred on the blockchain and how changes are made to the blockchain.

RESPONSE:

Universa is an open-source blockchain platform for cryptographically secured accounting and control of the creation and modification of smart contracts - structured documents, so-called Ricardian Contracts.

Consensus.

Universa uses PoA (Proof-of-Authority) consensus - the block/data is considered correct, if the correctness/acceptability of the block has been confirmed by nodes within a mutually authenticated network topology.

Universa does not use the PoW (Proof-of-Work), PoS/DPoS (Proof-of-Stake, Distributed Proof-of-Stake) and similar ones. Universa does not require any “mining”, wasting computing resources simply to draw lots for the right to to register blocks. In addition, data is registered in blocks in a non-routine fashion (periodic, every n seconds) generation of blocks, but immediately at the moment of receipt, without forced delays until the next block. This made it possible to reach a speed of 30,000 transactions per second.

Distributed Ledger Structure (DLT).

Each block/revision of a smart contract may contain one or more descendant/new revision, e.g., in the case of split-join (split) resolution in a smart contract (example:

A smart contract of some token with a value of 1000 is split into three smart contracts, with amounts of 200, 300 и 500).

Also, each block/revision of a smart contract may contain one or more parent/previous revision, e.g., in the case of split-join (join) resolution in a smart contract (example: three compatible smart contracts of the same token, of 200, 300, and 500 are converted into a smart contract of this token of 1000). Thus, the revision history of each particular smart contract represents a DAG (Directed Acyclic Graph); and the entire set of data recorded in the Universa distributed registry is a set of DAGs.

Blocks content.

“Blocks” of a Universa distributed ledger (DLT) are serialized revisions of the of smart contracts (structured documents), be it the very first (origin) revision of the document or subsequent revisions. Each subsequent revision of the contract contains the cryptographic hash of the parent revision (forming a classic blockchain-like structure).

The Universa distributed registry's tasks do not include:

● Storing/accounting for simple value transfer transactions from address to address (similar to accounting for cryptocurrencies/tokens, Bitcoin, ETH in Ethereum);

● Storage/accounting of the created program code of distributed applications (dApp), as well as intermediate results of its launch (similar to Ethereum dApps).

However:

● Value transfer accounting can be simulated as one of the special cases of the use of smart contracts of a general kind or if infrastructure is implemented to run distributed applications/dApps/UBots

The Universa network stores the fact/status of data fidelity of a particular block (revision of a smart contract), determined by the HashID value of the contents of that block. Moreover Moreover, only the fidelity status (APPROVED) of the contract is stored long term; the status of the contract's (e.g. REVOKED) of the contract is stored only as long as necessary, to ensure that a similar contract in APPROVED status cannot be duplicated.

APPROVED.

Decentralization.

Nodes in the Universa network provide BFT-safe (Byzantine Fault Tolerance) communication between the nodes, and ensure decentralized consensus even in the case of malicious participants. The Universa network does not contain centralized components that affect the logging of data registration in the network (such as the Kafka-based ordering service in Hyperledger Fabric)

Data consistency.

The Universa registry registers (if the data is correct) the required new revisions of the blocks immediately (after the obvious technical network delays associated with the verification and registration of contracts), thus ensuring immediate consistency.

In the case of Universa, it is impossible to occur so-called “orphan” blocks (Bitcoin) or uncles (Ethereum) - in which a block (and the data in it) that was once considered to be “correct” is rolled back and deemed unregistered again when another block (and the data in it) when another, longer chain of validated blocks appears in the blockchain.

Unlike architectures like Bitcoin/Ethereum, the number of “validated” blocks does not matter (conventionally, we can consider the number of validated blocks to be is irrelevant (conventionally, we can assume that the number of confirmations required is - 0 or 1).

Universa, by providing immediate consistency, gives a more guaranteed timeframe of of data fixation than in the case (with Bitcoin/Ethereum architectures) of eventual consistency.

11. We note your response to prior comment 10. Please revise to disclose the material terms of your agreement with the Bank of Abu Dhabi and the DMCC related to the gold tokenization, describe the wallets you will offer and whether you will hold the private keys for such wallets. If you will hold the private keys for such wallets, disclose whether you will use a third-party custodian for the private keys and whether these will be stored in cold or hot storage, disclose how an end-user could prove ownership without the token and how discrepancies between the blockchain and other proofs of ownership are resolved. Additionally, please explain whether the gold bar tokens will be able to be split by users and traded in a manner such that less than one gold bar is changing hands at a time. If so, please explain how redemption of the underlying gold bar would function.

RESPONSE:

We have updated the disclosure.

The process of gold tokenization will be exactly the same as it was done by Universa DMCC for sugar tokenization.

The process will be as follows:

-	Gold owner allocates the amount of gold to be tokenized.
-	Gold bars are reserved by DMCC TradeFlow system, the warrant is issued
-	Title of the warrant is transferred to Universa Gold Trading DMCC via DMCC TradeFlow system.
-	Our NewCo Gold Trading DMCC will use this warrant as an underlying asset to tokenize and issue digital tokens, where each token represents 1g of raw, stored in the warehouse, guaranteed by this warrant.
-	User buys tokens with fiat currency (AED, Dirham), via Partner’s Bank
-	Ownership of tokens (gold grams) will be transferred to the buyer and registered on the gold blockchain network.
-	User can sell tokens for fiat currency (AED, dirham) and get money to their bank account or to order physical gold delivery through the digital gold trading platform(from 1kg)
-	When the user requests delivery of gold bars, the tokens are burned, the gold bars are delivered to the user and the Warrant is reissued using DMCC Tradeflow to eliminate the risk of discrepancy between the amount of gold in storage and the amount of digital gold in circulation.
-	Commission is paid in gold milligrams to the gold owner, DMCC and our NewCo Gold Trading DMCC respectively

Our blockchain network doesn’t store the private keys, it will be stored at the laptops, computers and mobile phones of our clients. Network is stored the full history of transactions, including hash of both receiver and sender, which would allow to find the all information needed for KYT(know your transaction) procedures.

Any amount of gold tokens might be sold via online digital platform, but only standard bars may be delivered in physical form. All milligrams might be easily converted back to national fiat currency under current exchange rate.

12. We note your response to prior comment 11 and the role that SumSub plays in your KYC and AML process. Please revise your registration statement to include a risk factor that discusses the material risks you face from unauthorized or impermissible customer access to your products and services by those who circumvent your KYC and AML process. In addition, we note your disclosures on page 4, 14 and 50 that "[i]t is currently planned to not accept clients from certain jurisdictions," that "[t]hese jurisdictions include the United States of America and European Union countries" and that "[t]he KYC process will not allow individuals with passports from these jurisdictions to use [y]our services." Please revise your disclosure to clarify what you mean by "clients." For example, clarify whether you are you referring to the "large corporate and government customers" for whom you intend to create infrastructure solutions or if you are referring to individuals who may wish to utilize your platform or purchase crypto assets using the blockchain services you provide. Finally, please expand your disclosure to clarify how you will restrict U.S. persons given that you are "building an open- source platform and developer infrastructure which enables everyone to access and participate in the global economy and Real-World Assets (RWA) tokenization.”

RESPONSE: We have updated the disclosure. It is currently planned to not accept clients, businesses, end users or customers from certain jurisdictions. Individuals or businesses in these jurisdictions will not pass our KYC/AML process.

Note: we will not allow any access to our platform from these jurisdictions. Individuals from these jurisdictions will not be able to access our platform or our open source use applications due to the KYC/AML procedures.

We added a Risk factor: There are risks of Fines or regulatory issues if unauthorized individuals access our platform. We have taken steps to ensure this does not occur. In the event that it does happen we could be adversely affected in our business and there could be regulatory fines, penalties or levies associated with unauthorized or impermissible access or activities.

Note: We have confidence in SubSum and they have been operating in this industry for many years and have an excellent reputation and are know for their robust platform integration.

13 We note your response to prior comment 12. Your disclosure on page 3 that you are involved in "digital asset trading" is inconsistent with your revised disclosure on page 3 that "[t]he company is does not engage in crypto asset trading." Please revise for clarity and consistency.

RESPONSE: We have removed digital asset trading from the disclosure document.

14. We note your response to prior comment 15. Please revise your registration statement to include the information you provided in your September 4, 2024 response, including the status of your plans for the AI service. In this regard, we note you state that a substantial amount of the code is written for your AI platform. If known, please describe how the AI platform will operate, the estimated costs of advertising the platform and integrating the reservation systems to your blockchain as well as any other costs associated with offering this product, the mechanics of how users can make hotel and restaurant reservations "directly from their wallet" and how you intend to earn revenues from this product. To the extent that you have not yet finalized your plans for how the AI platform will function, please disclose.

RESPONSE: We have added to the disclosure. The full implementation of our AI platform is not yet fully planned in detail. We have a substantial amount of the code written for this and the expenses are not expected to be significant to finish the product. We do anticipate significant expenses in the implementation and the marketing of the product. This will not start this year and will be in the year 2025. We would fund the project off of perceived revenues from our success in our current business plan. If we do not have the revenue from our current business plan we would delay the roll out of the AI platform. We plan to generate revenue from the AI engine through reservation fees through the concierge service. The plans to generate these revenues has also not fully been developed. The rollout of the AI platform could be delayed for multiple reasons including but not limited to the revenues necessary to fund the platform, the ability to market the platform and the ability to generate the necessary business plan to implement the platform.

Risk Factors, page 8

15. We note your response to prior comment 16 and your updated risk factors. For each jurisdiction you plan to operate in, please identify the regulations and material pending regulations that will impact your business and describe the material effects each such regulation and pending regulation may have on your business and business plans. In this regard, we note that you refer generally to the existence of rules and regulations in each jurisdiction but do not address specific regulations or pending regulations. In addition, please revise your "Blockchain Technology carries with is certain risks and compliance issues" risk factor on page 13 to expand your description of the "[f]raudulent activities and 'hacking wallets'" by providing specific examples of such fraudulent activities and an explanation of what 'hacking wallets' means.

RESPONSE: We have updated the risk factors

CNAD is the regulating entity in El Salvador and they have very specific licensing requirements and they update regulations very often. The ongoing compliance has required us to hire a local individual that is approved by CNAD to assist in the rolling out of new and changing regulations. Licensing requirements are currently our main focus. In order to be granted a license you must show that your platform meets the guidelines and regulations of the CNAD and that you have the ability to adapt your platform to their future changes. This is a challenging environment to do business in because things change quickly and often

Tunisia has fewer regulatory changes currently happening than other jurisdictions but licensing requirements exist and ongoing compliance with their regulatory statutes requires supervision and a knowledgeable individual to monitor compliance. We have been operating in Tunisia for several years and we have a good understanding of their changing regulations and compliance issues.

DMCC isssues new rules and regulations inclucing licensing requirements for operating within the UAE. Restrictions include not being able to operate without a license. To obtain licensing you must prove competence as a company and you must provide detail structure of your KYC/AML process and your overall platform security. Failure to obtain licensing could adversely affect the company.

Thailand has a growing digital market and as they continue to grow they are adapting their laws and regulations to prevent issues and fraud. The changes include limiting the licenses they are issuing. We intend to partner with a bank that currently has a license and in order to do this we must comply with the regulatory compliance from the bank we will work with. This process is ongoing in negotiations and we will release more information on this when we have reached a final agreement and have permission from our partners to disclose our agreement. If we are unable to proceed with this partnership we will need to find another partner or apply for our own license. Applying for our own license will greatly increase the timeline in which we expect to enter the Thai market.

Thailand licenses with the bank we are planning to work with would allow us to enter Indonesia. Indonesia has their own set of regulations that would also need to be complied with. Our partners in Thailand will work with our legal team and review the specific requirements before we enter the Indonesian market. If we are unable to obtain the license through partnership we will apply for a license individually in Indonesia and this would greatly increase our timeline for entering this market.

Guatemala has individual compliance guidelines in regards to tokenized digital assets. We are monitoring the changes they are implementing and when we approach Guatemala for business we will ensure we are in compliance with their licensing requirements and that our platform meets their standards for KYC/AML, security features and the authorized access requirements.

Blockchain Cyber criminals are causing issues throughout the world and have created the need for more regulation from countries attempting to protect companies and consumers. These regulations can create additional substantial expenses for blockchain companies to operate. Fraudulent activities such as setting up fake accounts and trying to create fake transactions have created the need form further regulation. “hacking wallets” has become a significant risk when dealing with blockchain and crypto asset companies. Hacking wallets can be defined as an unauthorized individual accessing your individual wallet.

We have a potential requirement to register, page 11

16. We note your response to prior comment 17. Please be advised that the Howey test is not the determinative test as it relates to whether you meet the definition of an "investment company" for purposes of the Investment Company Act of 1940. As such, please provide to us an analysis of why you believe you may meet the definition of an "investment company" in the future, and revise this risk factor to include a summary of the reasons you identify in the analysis.

RESPONSE: We have updated the disclosure. The company could be required to register as an investment company in the future. This could add additional requirements and additional expenses that could negatively impact the company and restrict our ability to implement certain aspects of our business plan. We do not currently meet The “Howey Test” and we do not custody any investments. We currently do not meet the definition of an investment company under Section 2(a)(1). In certain jurisdictions and depending on how certain assets are held in “custody” (meaning who holds the asset or commodity in question in their custody) there could be a need in the future to register as an investment company. We have consulted with our legal counsel and although right now we do not meet the requirement to register we could at a future date be required to register either through change in who has to register as an investment company or due to a change in how we operate and do business. We will continue to monitor the situation as it changes and maintain compliance with SEC governing rules even when we are dealing with foreign jurisdictions. The changing laws and regulations regarding what is considered an investment company is evolving with current blockchain and crypto technologies. This could change our regulatory expenses significantly and we could be required to register as an investment company.

Note: The company does not currently meet the requirements of an investment company. We are a provider of software and we do not custody or take possession of money on deposit from individuals, companies or governments.

Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 14

17. Please revise your next amendment to include a discussion of the results of operations for the three and six month periods ended June 30, 2024. Refer to Item 303 of Regulation SK.

RESPONSE: Please see amended filing to include a discussion of the results of operations for the three and six month periods ended June 30, 2024.

18. You disclose on page 15 that the insurance on the gold in your agreement with the Bank of Abu Dhabi is held by the bank and the government of the UAE, and we note your response to prior comment 10 stating that the insurance would not be liable if an end user could not prove ownership of a token. Please describe for us your liability in the event of a security breach on your blockchain or if an end user could not prove ownership of a token.

RESPONSE:

We have several potential liabilities:

1. Security Breach Liability

Network Infrastructure:

-	If the breach occurs at the network level (e.g., 51% attack), our liability might be limited as we have 91% quorum for the consensus.
-	Mitigation: Implement additional security measures.

User-End Security:

-	If the breach occurs due to compromised user wallets or keys, our liability would be limited.
-	Mitigation: Provide clear security guidelines and education for users.

2. Ownership Proof Liability

If an end-user cannot prove ownership of a token:

a) Smart Contract Design:

-	If the inability to prove ownership is due to flaws in the smart contract design, we could be held liable.
-	Mitigation: Implement robust ownership tracking and transfer mechanisms within the smart contract as well as additional records at the DMCC level.

b) Key Management:

-	If the user loses their private keys, our liability would be limited as key management is typically the user's responsibility.
-	Mitigation: Provide clear instructions on key management and potentially offer key recovery options.

19. Please tell us the native token for your blockchain. Further, tell us the value of the Real World Assets, such as under your sugar or gold tokenization agreements, you have tokenized on your blockchain.

RESPONSE:

See answer 10 for an explanation of how the Universa Blockchain works.

Universa Blockchain, as an open source, is used in our solutions to create private blockchains for financial institutions and therefore does not contain native tokens. For example, in the case of sugar tokenization, the network stored the rights to sugar in the form of a warrant-backed token that could be exchanged at any time for the local currency, the UAE dirham. At the same time, the transaction fee was charged in grams of sugar, eliminating the need to introduce additional tokens.

In the project with Al Khaleej Sugar and DMCC, 100,000 tons of sugar were initially tokenized; in the project with gold, it is assumed that the first volume of tokenized gold will be 1 ton of gold in the UAE vault.

20. Please tell us how you recognize the blockchain in your financial statements, and whether you consolidate the blockchain and related activities.

RESPONSE: We do not currently have any recognized revenue from blockchain activities. In the future we will recognize blockchain activities on a consolidated basis.

Business Operations, page 14

21. We note your response to prior comment 9. Your disclosure on page 14 that the tools you are developing will allow integration to other blockchains is inconsistent with your revised disclosure that you have no plans to implement other blockchains within your ecosystem. Please revise for clarity and consistency. Similarly, your disclosure that you have not finalized the open-source options that will allow integration into other wallets appears to be inconsistent with your disclosure that "[y]our blockchain can be used with other developed wallets." Please revise for clarity and consistency. In addition, please disclose the "open-source options" you have not yet completed and describe the wallets that you offer and intend offer to users of the platform, including whether you maintain the private keys, and, if so, whether you use a third-party custodian to hold the private keys and whether the private keys are held in cold or hot storage.

RESPONSE:

We have updated the disclosure.

As Universa Blockchain is an open source project, other blockchains can use the publicly available repository to build their own systems based on this software product.

Extended API access allows, if contracted with us, to obtain information about transactions within the network, e.g. for integration with financial monitoring services.

Within the network built on Universa, for example for gold, there can be no digital assets from other blockchain systems (Bitcoin, Ethereum). Only digital assets issued by the network itself and validated by the regulator can be available to users of the network.

Advanced client application creation mechanisms allow the Universa-based blockchain ledger to be integrated into third-party applications, such as third-party wallets.

However, we allow integrations from verified third parties. They could use our blockchain through an API. We do not plan to integrate and use other blockchains.

We have not finalized the integration process to other wallets. We will update the disclosure that this process is currently being developed and we expect to implement it in second quarter of next year.

Footnotes to Consolidated Financial Statements

Note 1 - Organization and Significant Accounting Policies, page 31

22. We acknowledge your response to our comment 18. Please respond to the following:

• Provide to us your accounting analysis supporting your representation that less than 50% of outstanding voting rights transferred control in the merger. Refer to specific accounting guidance in your response; and

• Revise your disclosure in note 1 as indicated in your response.

Financial Statements For the Three Months Ended March 31, 2023, page 43

RESPONSE: The following language has been presented in Note 1 to the December 31, 2023 consolidated financial statements:

On December 20, 2023, the Company entered into a Merger Agreement with United Heritage, Sociedad Anonmima De Capital Variable (“UHA”), a company organized and existing under the laws of El Salvador, with its head office located in San Salvador, El Salvador. The Merger agreement provides for the controlling owner and holder of 10,000,000 shares of the Company’s Series A Preferred Stock to transfer all of the Series A Preferred Stock to the beneficial owner of all of the 2,000 shares of capital stock of UHA, in exchange for the 2,000 shares of common stock being transferred to the Company and immediately retired.

The Merger Agreement was accounted for as a reverse recapitalization, whereby the Company, while being deemed the legal acquirer, is accounted for as a capital transaction, whereby UHA issued its equity for the net assets of the Company followed by a recapitalization of the Company’s common stock to reflect the equivalent number of the Company’s common stock with the difference being recorded in additional paid-in capital. The consolidated financial statements are based on UHA’s historical financial statements and the Company’s historical financial statements, as adjusted, to give effect to UHA’ reverse recapitalization of the Company.

Management believes UHA/Parent is the accounting acquirer and the merger should be treated as a reverse merger. UHA management controlled 100% of UHA ownership prior to the merger, and controls a 49% voting right, majority shareholder position in the consolidated entity. would be that of UHA and the equity of UHA would be restated in the equivalent shares of Eco Bright at the date of merger.

In response to specific accounting guidance, we believe the following responses to the excerpt from ASC 805-10-55-12 supports this position.

In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. The following list of factors to determine who would be considered to have control over the merged entity. In the following,

a.	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities. - UHA
b.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.- UHA
c.	The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.- UHA through voting rights
d.	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.- Eco Bright
e.	The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities. - NOT SURE WHICH HERE, ECO BRIGHT IS OBVIOUSLY BIGGER

Other factors to consider in determining the acquirer include:

•	If one of the combining entities is significantly larger than the other combining entity or entities, it would typically be considered the accounting acquirer. When assessing relative size, a reporting entity may consider the combining entities’ assets, revenues, cash flows, or earnings measures that are most relevant, which may vary based on sector. Differences in accounting policies, entity capitalization, and the occurrence of nonrecurring items should also be considered when comparing the relative size of the combining entities. - Not really a factor, minimal ops
•	When identifying the acquirer, a reporting entity should consider which of the combining entities initiated the business combination. - UHA
•	The combined entity’s name, location of its headquarters, and ticker symbol may also be considered. - Name change upcoming

To support this assertion, management looked to ASC 805-10-55-12 guidance on who would be deemed the acquirer in a business combination such as this only utilizing an exchange of equity interests.

Excerpt from ASC 805-10-55-12

In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests.

f.	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities. – UHA owners retain the largest portion of voting rights in the merged entity at 49%.
g.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity. – UHA owners retain the largest portion of voting rights in the merged entity at 49%.
h.	The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.- UHA has this ability with its majority position through voting rights with minimal assistance.
i.	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.- Eco Bright management remains in place as the consolidated entity navigates the merger transaction. Ultimately, upon commencement of new planned operations, UHA management will assume senior leadership roles.
j.	The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities. – Neither entity has substantial or continuing operations, but the intent of the merger is to provide the operations of UHA a vehicle to raise capital to execute its operation plans. Eco Bright predecessor operations have been terminated as of the merger date.

Financial Statements For the Three Months Ended March 31, 2023, page 43

23. Please remove old financial statements, footnotes, and management's discussion and analysis of financial condition and results of operations (MD&A) from future amendments. We note you included March 31, 2023 financial statements, footnotes and MD&A on pages 43-52.

RESPONSE: See amended filings where old March 31, 2023 financial statements and management's discussion and analysis of financial condition and results of operations (MD&A) have been removed.

Form 10-Q for the Fiscal Quarter Ended June 30, 2024

Notes to Consolidated Financial Statements, page 5

24. We acknowledge your response to prior comment 20, but do not note any additional disclosure related to your intangible asset policies in the Form 10-12g/A or to the $4,800 of intangible assets reported on your June 30, 2024 balance sheet. Please provide draft disclosure to be included in future periodic filings, and revise your next amendment to the Form 10 to include accounting policies and footnote disclosure, as appropriate, for all material items in the financial statements, and in particular the intangible assets reported on your balance sheet as of June 30, 2024.

RESPONSE: Please see the following new footnote disclosure in the revised June 2024 filing to include a policy for accounting for intangible assets as follows:

Intangible Assets

Intangible assets with finite useful lives are amortized over their respective estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. During the six months ended June 30, 2024, the Company purchased a domain name for $4,800 which has not yet been placed in service. Intangible assets were $4,800 and $0 at June 30, 2024 and December 31, 2023, respectively.

Item 4. Controls and Procedures, page 11

25. We acknowledge your response to prior comment 21. Please provide draft disclosure to be included in future periodic reports describing in more detail the significant deficiency in your internal controls, how you determined the significant deficiency did not result in a material weakness, and your planned remediation of the deficiency in your internal controls.

RESPONSE: The following is draft disclosure we believe would provide more detail and insight into the significant deficiencies and material weaknesses of the Company’s internal control system:

Management has assessed our internal control system in relation to criteria for effective internal control over financial reporting described in “Internal Control-Integrated Framework” issued in 2013 by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. Based upon these criteria, we believe that, as of December 31, 2024 our system of internal control over financial reporting was not effective due to material weaknesses that were identified. The material weaknesses are caused by our limited internal resources and limited personnel. We presently have only two officers. The material weaknesses include 1.) no segregation of duties within the Company, 2.) there is no management oversight or multiple levels of supervision and review, no control documentation being produced, no one to review control documentation if it was being produced, 3.) a lack of accounting specific internal personnel with the expertise in the application of generally accepted accounting principles in regard to the accounting and reporting of the Company.

In addition, we have made the following changes:

Updated dates to reflect the filing date.

Sincerely,

/s/ George Athanasiadis

CEO